UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Select Water Solutions, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

81617J301

(CUSIP Number)

Anthony DeLuca

SCF Partners, Inc.

600 Travis Street, Suite 6600

Houston, Texas 77002

(713) 227-7888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81617J310

1	Name of Reporting Person SCF-VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%(2)
14	Type of Reporting Person PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VI, G.P. (as defined below) and its sole general partner, SCF GP (as defined below).
(2)	Based on 103,779,577 shares of Class A Common Stock (as defined below) of the Issuer outstanding as of July 31, 2023.

CUSIP No. 81617J310

1	Name of Reporting Person SCF-VI, G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%(2)
14	Type of Reporting Person PN

(1)	Reporting Person holds power over shares held by SCF-VI, L.P. Reporting Person’s power is exercised by its sole general partner, SCF GP.
(2)	Based on 103,779,577 shares of Class A Common Stock of the Issuer outstanding as of July 31, 2023.

CUSIP No. 81617J310

1	Name of Reporting Person SCF-VII, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,284,490(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,284,490(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,284,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.2%(2)
14	Type of Reporting Person PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VII, G.P. (as defined below), and its sole general partner, SCF GP.
(2)	Based on 103,779,577 shares of Class A Common Stock of the Issuer outstanding as of July 31, 2023.

CUSIP No. 81617J310

1	Name of Reporting Person SCF-VII, G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,284,490(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,284,490(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,284,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.2%(2)
14	Type of Reporting Person PN

(1)	Reporting Person holds power over shares held by SCF-VII, L.P. Reporting Person’s power is exercised by its sole general partner, SCF GP.
(2)	Based on 103,779,577 shares of Class A Common Stock of the Issuer outstanding as of July 31, 2023.

CUSIP No. 81617J310

1	Name of Reporting Person SCF-VII(A), L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,043,097(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,043,097(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,097
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%(2)
14	Type of Reporting Person PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VII(A), G.P. (as defined below), and its sole general partner, SCF GP.
(2)	Based on 103,779,577 shares of Class A Common Stock of the Issuer outstanding as of July 31, 2023.

CUSIP No. 81617J310

1	Name of Reporting Person SCF-VII(A), G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,043,097(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,043,097(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,097
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%(2)
14	Type of Reporting Person PN

(1)	Reporting Person holds power over shares held by SCF-VII(A), L.P. Reporting Person’s power is exercised by its sole general partner, SCF GP.
(2)	Based on 103,779,577 shares of Class A Common Stock of the Issuer outstanding as of July 31, 2023.

CUSIP No. 81617J310

1	Name of Reporting Person SCF GP LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,327,587(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,327,587(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,327,587
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.2%(2)
14	Type of Reporting Person OO

(1)

Reporting Person holds power over shares held by SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. through their respective general partners, and holds power over shares held by SCF-VI, G.P., SCF-VII, G.P. and SCF-VII(A), G.P.

(2)	Based on 103,779,577 shares of Class A Common Stock of the Issuer outstanding as of July 31, 2023.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends the information provided in the Schedule 13D (as amended, the “Original Schedule 13D”) filed with the Securities and Exchange Commission on November 1, 2017 by SCF-VI, L.P., SCF-VI, G.P., SCF-VII, L.P., SCF-VII, G.P., SCF-VII(A), L.P., SCF-VII(A), G.P., L.E. Simmons & Associates, Incorporated and L.E. Simmons. This Amendment amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is amended to include the following after the final paragraph:

Since the filing of the undersigned’s Amendment No. 2 to the Original Schedule 13D, the undersigned have collectively sold 7,583,169 shares of the Issuer’s Class A common stock, par value $0.01 per share (“Class A Common Stock”). Effective as of September 29, 2023, the undersigned beneficially own less than 5% of the Class A Common Stock.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs (a), (b), (c) and (e) of Item 5 of the Original Schedule 13D are amended and restated in their entirety as follows:

(a)

The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Amendment relating to such Reporting Person and is incorporated by reference herein.

(b)	The power to vote and dispose of the shares of Class A Common Stock beneficially owned by each of the Reporting Persons is as follows:

1.

SCF-VI, L.P. has shared voting power and shared dispositive power with respect to 0 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

2.

SCF-VI, G.P. has shared voting power and shared dispositive power with respect to 0 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

3.

SCF-VII, L.P. has shared voting power and shared dispositive power with respect to 3,284,490 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

4.

SCF-VII, G.P. has shared voting power and shared dispositive power with respect to 3,284,490 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

5.

SCF-VII(A), L.P. has shared voting power and shared dispositive power with respect to 1,043,097 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

6.

SCF-VII(A), G.P. has shared voting power and shared dispositive power with respect to 1,043,097 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

7.

SCF GP has shared voting power and shared dispositive power with respect to 4,327,587 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

(c)	Other than as described in Item 4, there have been no reportable transactions with respect to the shares of Class A Common Stock within the last 60 days by the Reporting Persons.

(e)	On September 29, 2023, the undersigned ceased to be beneficial owners of more than five percent of the outstanding shares of Class A Common Stock.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: October 4, 2023

SCF-VI, L.P.

By:	SCF-VI, G.P., Limited Partnership, its General Partner

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Partner

SCF-VI, G.P., Limited Partnership

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Partner

SCF-VII, L.P.

By:	SCF-VII, G.P., Limited Partnership, its General Partner

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Partner

SCF-VII, G.P., Limited Partnership

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Partner

SCF-VII(A), L.P.

By:	SCF-VII(A), G.P., Limited Partnership, its General Partner

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Partner

SCF-VII(A), G.P., Limited Partnership

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Partner

SCF GP LLC

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Partner